NEWS RELEASE

Crosshair Commences Drilling in the Central Mineral Belt, Labrador

Dated: July 14th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce that drilling has commenced at both the CMB Uranium/Vanadium Project and the CMB Joint Venture (“CMB JV”) Uranium Project located in central Labrador, Canada.  The CMB JV Project is a joint venture with Silver Spruce Resource, whereby Crosshair retains a 63% ownership and Silver Spruce 37%.

The 2011 program will consist of 8,500 metres of drilling as well as prospecting, sampling, and trenching.  The goal of the program is to increase the existing uranium and vanadium resources, as well as test the new uranium targets outlined from the 2009 and 2010 exploration programs.  The program is expected to take 3 months to complete and cost approximately $3.8 million.

“We are glad to be back in Labrador and taking these projects another step,” says Stewart Wallis, P.Geo., President and CEO. “The last couple of years’ work has outlined some very interesting targets that we look forward to drilling.”

The CMB Project contains a National Instrument (NI) 43-101 indicated uranium resource of 5.19 million pounds (M lbs) (6.92 million tonnes (MT) grading 0.034% U3O8) and an additional inferred uranium resource of 5.82 M lbs (8.17 MT grading 0.032% U3O8).  The CMB Project also contains an NI 43-101 indicated vanadium resource of 42.8 M lbs (14.7 MT grading 0.152% V2O5) and an additional inferred vanadium resource of 93.6 M lbs (28.3 MT at 0.160% V2O5).  The zones remain open along strike and to depth.

The CMBJV Project has an NI 43-101 indicated uranium resource of 2.33 M lbs (1.82 MT grading 0.058% U3O8) and an additional inferred uranium resource of 3.73 M lbs (3.16 MT grading 0.053% U3O8).  This zone also remains open along strike and to depth.

Additional information on the CMB Uranium/Vanadium Project can be found at: http://www.crosshairexploration.com/s/CMBProperty.asp and in the Technical Report on the CMB Uranium-Vanadium Project, Labrador, Canada prepared for Crosshair dated January 20, 2011 and filed on SEDAR at www.sedar.com.  Additional information the CMB JV Project can be found at: http://www.crosshairexploration.com/s/CMBJointVenture.asp and in the Technical Report on the CMBNW Property, Labrador, Canada prepared for Crosshair and Silver Spruce dated June 22, 2009 and also filed on SEDAR.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has verified and approved the technical information contained in this news release.  Mr. Wallis has verified that the results disclosed in the news release have been accurately summarized from the technical reports.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Projects are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  Drilling programs are planned for all these projects this summer.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the size and timing of the new resource estimate, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.